Exhibit 4.8

English Summary of the Material Contract Terms of the Investment Cooperation Agreement

1.      The Investment Cooperation Agreement is between Changfeng County Government of Hefei City as Party A and Uxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. as Party B.

1.2     Construction scale: Approximately 450,000m2

1.3     Investment scale: the total investment of the Project shall be RMB2,500,000,000 (including the investment of both Party A and Party B), of which, the fixed assets investment shall be RMB1,500,000,000.

1.5     Production cycle: Put into operation within three (3) months from the date of delivery to Party B after acceptance of the land, plant and supporting building facilities required for the Project.

4.3     Neither Party A nor any third party entrusted by Party A shall sublet the land, plant and supporting building facilities involved in the Project, in whole or in part, to any third party in any form or permit such third party to use them; and Party B shall not change the land use or hand over the Project to any third party for operation without the permission of Party A or any third party entrusted by Party A. If Party B must transfer the management right, in whole or in part, due to the change of circumstances before paying off the construction funds in the Project that advanced by Party A or any third party entrusted by Party A and registering the change of immovable property rights, the transferee can only be Party A or such third party designated by Party A.

6.4     If Party B transfers the management right or changes the business items without Party A’s consent,
Party A shall be entitled to terminate the Agreement.

10      Termination of the Agreement. Except for force majeure, neither Party may unilaterally terminate the Agreement unless the Parties reach an agreement through negotiation.